Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED
BYLAWS OF LINCOLN NATIONAL CORPORATION
(Effective May 27, 2010)

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ARTICLE II.

Board of Directors

Section 10. Election of Directors.  Directors shall be elected as set forth in the articles of incorporation of the corporation.  If a nominee fails to receive the required vote and is an incumbent director, the director shall within five (5) business days of such vote being certified by the inspector of elections promptly tender his or her resignation to the board of directors, subject to acceptance by the board of directors. The board of directors shall act on the tendered resignation within ninety days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the decision of the board of directors with respect to his or her resignation. If an incumbent director's resignation is not accepted by the board of directors, such director shall continue to serve until the next annual meeting of shareholders and until his or her successor is duly elected, or his or her earlier resignation or removal.  If a director's resignation is accepted by the board of directors, or if a nominee fails to receive the required vote and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of Section 7 of this Article or may decrease the size of the board of directors pursuant to the provisions of Section 1 of this Article.